Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association

of 101 North Phillips Avenue, Sioux Falls, SD 57104

And Foreign and Domestic Subsidiaries,

at the close of business March 31, 2018, filed in accordance with 12 U.S.C. §161 for National Banks.

		Dollar Amounts In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$17,369
Interest-bearing balances		184,177
Securities:
Held-to-maturity securities		141,338
Available-for-sale securities		255,739
Equity Securities with readily determinable fair value not held for trading		91
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		62
Securities purchased under agreements to resell		33,549
Loans and lease financing receivables:
Loans and leases held for sale		8,236
Loans and leases, net of unearned income	921,233
LESS: Allowance for loan and lease losses	9,937
Loans and leases, net of unearned income and allowance		911,296
Trading Assets		47,470
Premises and fixed assets (including capitalized leases)		8,067
Other real estate owned		564
Investments in unconsolidated subsidiaries and associated companies		12,080
Direct and indirect investments in real estate ventures		95
Intangible assets
Goodwill		22,467
Other intangible assets		17,972
Other assets		55,960

Total assets		$1,716,532

LIABILITIES
Deposits:
In domestic offices		$1,300,220
Noninterest-bearing	419,558
Interest-bearing	880,662
In foreign offices, Edge and Agreement subsidiaries, and IBFs		57,496
Noninterest-bearing	740
Interest-bearing	56,756
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		8,394
Securities sold under agreements to repurchase		6,610

Dollar Amounts In Millions
Trading liabilities	10,762
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)	125,409
Subordinated notes and debentures	11,864
Other liabilities	31,546

Total liabilities	$1,552,301
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	519
Surplus (exclude all surplus related to preferred stock)	112,560
Retained earnings	53,885
Accumulated other comprehensive income	-3,088
Other equity capital components	0
Total bank equity capital	163,876

Noncontrolling (minority) interests in consolidated subsidiaries	355

Total equity capital	164,231

Total liabilities, and equity capital	$1,716,532

I, John R. Shrewsberry, Sr. EVP & CFO of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

                                                                                                                                   John R. Shrewsberry

                                                                                                                                       Sr. EVP & CFO

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate

Federal regulatory authority and is true and correct.

Directors

Enrique Hernandez, Jr

Federico F. Pena

James Quigley